                                                Filed Pursuant to Rule 424(b)(2)
                                                              File No. 333-70967

          Prospectus Supplement to Prospectus Dated February 3, 1999.

                                 $1,300,000,000
[ALBERTSON'S, INC. LOGO]
                               ALBERTSON'S, INC.


$300,000,000 6.55% Senior Notes due 2004
$350,000,000 6.95% Senior Notes due 2009
$650,000,000 7.45% Senior Debentures due 2029
                             ----------------------

     Albertson's, Inc. will pay interest on the Notes and Debentures on February 1 and August 1 of each year. The first interest payment will be made on February 1, 2000. The Notes and Debentures will be issued only in denominations of $1,000 and integral multiples of $1,000.

     Albertson's will have the right to redeem all or any portion of the Notes or Debentures at any time at the redemption price described in this prospectus supplement, plus accrued interest.
                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------

                                                                            Proceeds, before
                                          Initial public    Underwriting      expenses, to
                                          offering price      discount        Albertson's
                                          --------------    ------------    ----------------
Per 6.55% Note due 2004.................         99.868%          0.600%            99.268%
Total...................................   $299,604,000      $1,800,000       $297,804,000
Per 6.95% Note due 2009.................         99.835%          0.650%            99.185%
Total...................................   $349,422,500      $2,275,000       $347,147,500
Per 7.45% Debenture due 2029............         99.760%          0.875%            98.885%
Total...................................   $648,440,000      $5,687,500       $642,752,500

     The initial public offering prices set forth above do not include accrued interest, if any. Interest on the Notes and Debentures will accrue from July 27, 1999 and must be paid by the purchaser if the Notes and Debentures are delivered after July 27, 1999.
                             ----------------------

     The underwriters expect to deliver the Notes and Debentures in book-entry form only through the facilities of The Depository Trust Company, Euroclear and Cedelbank against payment in New York, New York on July 27, 1999.

GOLDMAN, SACHS & CO.
       MERRILL LYNCH & CO.
             BANC OF AMERICA SECURITIES LLC
                   BANC ONE CAPITAL MARKETS, INC.
                          CHASE SECURITIES INC.
                                DEUTSCHE BANC ALEX. BROWN
                                      SALOMON SMITH BARNEY
                                           THE WILLIAMS CAPITAL GROUP, L.P.
                             ----------------------

                   Prospectus Supplement dated July 22, 1999.

                               Store Location Map

Map showing number of supermarkets and combo stores and number of stand-alone drug stores operated by Albertson's in each state.

      NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY ALBERTSON'S OR ANY UNDERWRITER THAT WOULD PERMIT DISTRIBUTION OF A PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. ANY PERSON INTO WHOSE POSSESSION THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS COMES IS ADVISED BY ALBERTSON'S AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE ANY RESTRICTIONS AS TO, THE OFFERING OF THE NOTES AND THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS.

                           FORWARD-LOOKING STATEMENTS

      This prospectus supplement includes or incorporates by reference forward-looking statements, including those identified by the words "believes," "anticipates," "expects" and similar expressions. Albertson's has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions, including, among other things:

- changes in the general economy;

- changes in consumer spending;

- changes in the rate of inflation;

- changes in state or federal legislation or regulation;

- adverse determinations with respect to litigation or other claims (including environmental matters);

- labor negotiations;

- Albertson's ability to successfully integrate American Stores operations; and

- adverse effect of failure to achieve Year 2000 compliance.

      Albertson's undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement or in the incorporated documents might not occur.
                             ----------------------

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Albertson's has not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Albertson's is not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. The business, financial condition, results of operations and prospects of Albertson's may have changed since that date.

                                  THE COMPANY

      Albertson's, Inc. is incorporated under the laws of the State of Delaware and is the successor to a business founded by J.A. Albertson in 1939. Albertson's is one of the largest retail food-drug companies in the United States.

      On June 23, 1999, Albertson's completed its previously announced combination with American Stores Company ("American Stores"). Pursuant to the merger agreement between the two companies, American Stores became a wholly-owned subsidiary of Albertson's. The transaction has been accounted for as a pooling of interests for accounting and financial reporting purposes. As part of the merger Albertson's issued approximately 177 million shares of common stock for all of the shares of

American Stores common stock. American Stores operates under the names "Acme", "Jewel-Osco", "Lucky", "Osco Drug" and "Sav-on drugs". American Stores operated 802 combination food-drug stores and supermarkets and 783 stand-alone drugstores at the end of its 1999 first quarter. The information set forth below on pages S-3 and S-4 gives effect to this combination and the related divestitures required by regulatory authorities.

      As of April 29, 1999, Albertson's operated 2,430 stores in 38 states, which are grouped into four formats: combination food-drug stores, conventional supermarkets, stand-alone drugstores and warehouse stores.

      Albertson's 1,256 combination food-drug stores are super grocery/super drugstores under one roof, which range in size from 35,000 to 84,000 square feet. Most of these stores offer prescription drugs and an expanded section of cosmetics and non-foods in addition to specialty departments such as service seafood and meat, bakery, lobby/ video, service delicatessen, liquor and floral. Many also offer meal centers, party supply centers, coffee bars, in-store banks, photo processing and destination departments for beverages, snacks, pet care products, paper products and baby care merchandise. Food and non-food shopping areas are served by a common set of checkstands.

      Albertson's 362 conventional supermarkets range in size from 8,000 to 35,000 square feet. These stores offer a full selection in the basic departments of grocery, meat, produce, dairy and limited non-food lines. Many locations have an in-store bakery and a service delicatessen.

      Albertson's 784 stand-alone drugstores average approximately 19,000 square feet. These stores offer a full range of pharmaceutical products and services as well as related drug and general merchandise.

      Albertson's 28 warehouse stores are operated primarily under the names "Max Foods" and "Super Saver." These no-frills stores range in size from 17,000 to 66,000 square feet and offer significant savings with special emphasis on discounted meat and produce.

      In addition, 29 of Albertson's stores include fuel center operations. These centers operate with three to six fuel pumps and a small building, ranging in size from a pay-only kiosk to a small convenience store, featuring such items as candy, soft drinks and snack foods.

      Albertson's retail operations are supported by 16 food distribution operations and 5 general merchandise operations strategically located throughout Albertson's operating area. Albertson's distribution operations supply food and drug merchandise exclusively to Albertson's retail stores.

      Albertson's owns 45% of the retail stores it operates, including owned buildings on leased land, and leases the remaining stores. Albertson's prefers to own its stores because it provides control and flexibility with respect to financing terms, remodeling, expansions, fuel centers and closures.

                    RETAIL STORE TYPES AS OF APRIL 29, 1999
                            (NET OF DIVESTED STORES)

                                COMBINATION   CONVENTIONAL     STAND-     WAREHOUSE
             NAME                FOOD-DRUG    SUPERMARKETS   ALONE DRUG    STORES     TOTAL
             ----               -----------   ------------   ----------   ---------   -----
Albertson's...................       787           66             1          --         854
Osco Drug.....................        --           --           457          --         457
Lucky.........................       219          182            --          --         401
Sav-on drugs..................        --           --           326          --         326
Jewel-Osco....................       168           20            --          --         188
Acme..........................        74           92            --          --         166
Max Foods and Super Saver.....        --           --            --          28          28
Seessel's.....................         8            2            --          --          10
                                   -----          ---           ---          --       -----
Total.........................     1,256          362           784          28       2,430
                                   =====          ===           ===          ==       =====

                          Merger With American Stores

      Strategically, the merger with American Stores creates a nationwide retailer with more than 2,400 retail food and drug stores located throughout 38 states. It strengthens Albertson's position in existing markets such as California, and it gives Albertson's a strong market presence in important urban markets such as Chicago and Philadelphia. Additionally the drugstores provide a new vehicle for growth that will help take advantage of promising opportunities in the pharmacy business.

      Albertson's has identified a number of opportunities for profitable growth which should result from the combination with American Stores. These opportunities include increased economies of scale and improved operating efficiencies related to: the integration of office facilities, information systems, distribution channels, support functions and the combined purchasing power of the merged company. Management believes that merger related synergies will be at least $100 million in the first full year following the merger, $200 million in the second full year and $300 million in the third full year.

                               Business Strategy

      Albertson's mission is to be "The Best Supermarket In Your Neighborhood" by creating value through superior service and quality products. Historically, Albertson's has maintained its strength as a performance leader through consistent growth in sales and earnings. Albertson's business strategy will focus on the following:

- Neighborhood Marketing -- Albertson's will seek to continue to be the best by marketing to each of Albertson's neighborhoods. There are as many different Albertson's neighborhoods as Albertson's stores. To meet the needs in each neighborhood, each store is operated as if it were Albertson's only store.

- New Store Openings -- During the next five years, Albertson's intends to open 750 combination food-drug stores, 500 stand-alone drugstores and 600 fuel centers. Albertson's intends to fund these openings primarily through internally-generated cash flow.

- Stand-Alone Drugstores -- The stand-alone drugstore format creates significant growth opportunities. Albertson's will continue to position pharmacies to meet the growing needs of customers, through such programs as Albertson's Better Care.

- Financial Strength -- Albertson's will strive to maintain a strong cash flow and balance sheet to enable it to grow both organically and by acquisition.

Refinancing Outstanding Indebtedness

      On July 14, 1999, American Stores Company, a wholly-owned subsidiary of Albertson's, commenced an offer to purchase for cash (the "Tender Offer") all of the outstanding 9 1/8% Notes of American Stores at purchase prices equal to the amount calculated in a manner intended to result in a yield to maturity equal to the yield to maturity of the US Treasury 6 5/8% Note due March 31, 2002, plus 35 basis points. The Tender Offer closed on July 21, 1999. American Stores purchased $170.1 million of 9 1/8% Notes of American Stores pursuant to the Tender Offer, at an aggregate purchase price of $183.5 million (not including $5.0 million of accrued interest).

                                USE OF PROCEEDS

      Albertson's intends to use the net proceeds from the sale of the Notes and Debentures of $1,287,504,000 for the repayment and repurchase of debt and for general corporate purposes. See "Capitalization" with respect to certain debt to be repaid or repurchased by Albertson's.

                                 CAPITALIZATION

     The following table sets forth the unaudited short-term debt and the capitalization of the Company as of April 29, 1999 and as adjusted to give effect to the combination with American Stores, the completion of the Tender Offer, the payment of certain American Stores debt and this offering. The table should be read in conjunction with the Company's Supplemental Consolidated Financial Statements and accompanying notes incorporated herein by reference. See "Available Information" and "Information Incorporated by Reference" in the accompanying Prospectus.

                                                                   APRIL 29, 1999
                                                              ------------------------
                                                               ACTUAL      AS ADJUSTED
                                                              ---------    -----------
                                                               ($ IN MILLIONS, EXCEPT
                                                                   SHARE AMOUNTS)
Short-Term Debt                                               $ 1,560.6     $ 1,099.0
Long-Term Debt
  7.50% Debentures due 2037, put option 2009                      200.0         200.0
  7.75% Debentures due 2026                                       200.0         200.0
  7.90% Debentures due 2017                                       100.0         100.0
  8.00% Debentures due 2026                                       350.0         350.0
  Medium-Term Notes                                               901.7         901.7
  Industrial Revenue Bonds                                         13.4          13.4
  Mortgage Notes Payable                                           10.1          10.1
  Revolving Credit(1)                                             500.0           0.0
  Other Notes Payable(2)(3)                                       942.8         679.4
  Other Borrowings(4)                                             129.1          54.1
  New Securities offered hereby(5)                                            1,300.0
  Obligations Under Capital Leases                                216.8         216.8
  Debt Secured by Real Estate                                      62.6          62.6
                                                              ---------     ---------
  Total Debt                                                  $ 5,187.1     $ 5,187.1
                                                              =========     =========
Stockholders' Equity
  Preferred Stock -- $1.00 par value;
     authorized -- 10,000,000 shares;
     designated -- 3,000,000 shares of Series A Junior
     Participating; issued -- none
  Common Stock -- $1.00 par value;
     authorized -- 1,200,000,000 shares;
     issued -- 434,703,837 shares; treasury
     stock -- 14,331,621 shares                               $   434.7     $   434.7
  Capital in Excess of Par                                        550.8         550.8
Retained Earnings                                               5,196.1       5,196.1
Less: Treasury Stock                                             (511.1)       (511.1)
                                                              ---------     ---------
  Total Stockholders' Equity                                  $ 5,670.5     $ 5,670.5
                                                              ---------     ---------
  Total Capitalization                                        $10,857.6     $10,857.6
                                                              =========     =========

-------------------------
(1) On June 23, 1999, Albertson's, Inc. prepaid $500 million of debt outstanding on American Stores Company's $1.5 billion revolving credit agreement.

(2) American Stores purchased $170.1 million of 9 1/8% Notes of American Stores pursuant to the Tender Offer, at an aggregate purchase price of $183.5 million. See "The Company -- Refinancing Outstanding Indebtedness."

(3) On June 24, 1999 American Stores Company made an offer to prepay $93.3 million of 10.63% Senior Notes Due 2004. The date for prepayment will be August 2, 1999.

(4) On July 22, 1999, American Stores Company paid the balance of $75 million of a 6.95% term loan due August 2000 with the Bank of Yokohama.

(5) Assumes the issuance of $1.3 billion of securities in this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The financial data below are derived from the audited Supplemental Consolidated Financial Statements of Albertson's, except for the financial data for the 13-week periods ended April 29, 1999, and April 30, 1998, which are derived from unaudited Interim Supplemental Consolidated Financial Statements. The selected financial data should be read in conjunction with Albertson's Supplemental Consolidated Financial Statements and accompanying notes, which are incorporated herein by reference. See "Available Information" and "Information Incorporated by Reference" in the accompanying Prospectus. The results of operations for the 13 weeks ended April 29, 1999, and April 30, 1998, contain all adjustments that are of a normal and recurring nature necessary to present fairly the financial position and results of operations for such periods. The results for the 13 weeks ended April 29, 1999 are not necessarily indicative of the results expected for the full year (dollars in millions except per share data).

                                               13 WEEKS    13 WEEKS    52 WEEKS    52 WEEKS    52 WEEKS
                                                4/29/99     4/30/98      1998        1997        1996
                                               ---------   ---------   ---------   ---------   ---------
RESULTS OF OPERATIONS:
Sales........................................  $9,215.3    $8,720.9    $35,871.8   $33,828.4   $32,454.8
Cost of sales................................   6,712.7     6,423.2    26,156.0    24,820.8     23,901.6
                                               ---------   ---------   ---------   ---------   ---------
Gross profit.................................   2,502.6     2,297.7     9,715.8     9,007.6      8,553.2
Selling, general and administrative
  expenses...................................   2,058.1     1,902.6     7,846.1     7,330.2      6,958.1
Merger related stock option charge (income)..     (28.9)                  195.2
Impairment and restructuring.................                  29.4        24.4        13.4         77.1
                                               ---------   ---------   ---------   ---------   ---------
Operating profit.............................     473.3       365.7     1,650.1     1,664.0      1,518.0
Other (expense) income:
  Interest, net..............................     (82.0)      (82.7)     (336.4)     (293.6)      (227.6)
  Shareholder related expenses...............                                         (33.9)
  Other, net.................................       4.3         9.3        24.6        14.1          9.0
                                               ---------   ---------   ---------   ---------   ---------
Earnings before income taxes.................     395.6       292.3     1,338.3     1,350.6      1,299.4
Income taxes.................................     157.1       115.8       537.4       553.2        518.4
                                               ---------   ---------   ---------   ---------   ---------
NET EARNINGS.................................  $  238.5    $  176.5    $  800.9    $  797.4    $   781.0
                                               ---------   ---------   ---------   ---------   ---------
EARNINGS PER SHARE:
Basic........................................  $   0.57    $   0.42    $   1.91    $   1.89    $    1.79
Diluted......................................      0.56        0.42        1.90        1.88         1.79
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic........................................     420.3       418.4       418.8       421.9        435.5
Diluted......................................     423.3       420.5       421.7       423.5        437.1
FINANCIAL STATISTICS:
Identical store sales........................      1.80%       N.A.        0.50%       0.00%        N.A.
Comparable store sales.......................      2.20%       N.A.        1.20%       0.40%        N.A.
OPERATING ITEMS % TO SALES:
Gross profit.................................     27.16%      26.35%      27.08%      26.63%       26.35%
Selling, general and administrative..........     22.33%      21.82%      21.87%      21.67%       21.44%
Operating profit.............................      5.14%       4.19%       4.60%       4.92%        4.68%
OTHER DATA:
Depreciation and amortization................  $  227.0    $  210.7    $  862.7    $  797.7    $   734.8
Total assets.................................  15,180.9        N.A.    15,131.3    13,766.6     12,608.0
Total debt...................................   5,187.1        N.A.     5,175.6     4,529.6      3,739.8
Stockholders equity..........................   5,670.5        N.A.     5,521.7     4,740.5      4,794.4
Ratio of earnings to fixed charges...........      3.98        3.31        3.57        3.77         4.22

                      DESCRIPTION OF NOTES AND DEBENTURES

General

      The following description of the particular terms of the Notes and Debentures supplements and, to the extent inconsistent with the accompanying prospectus, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying prospectus. Capitalized terms used but not defined in this prospectus supplement or in the accompanying prospectus have the meanings assigned to them in the indenture, dated as of May 1, 1992, between Albertson's and First Trust of New York, National Association, as trustee (the "Indenture"). The following statements with respect to the Notes and Debentures are summaries and are subject to, and are qualified in their entirety by reference to, all the provisions of the Notes, Debentures, the Indenture and the Trust Indenture Act of 1939.

      The Notes and Debentures will be issued as three series of Debt Securities under the Indenture. For a description of the rights attaching to different series of Debt Securities under the Indenture, see "Description of Debt Securities" in the accompanying prospectus.

2004 Notes

      The 2004 Notes will constitute an additional series of unsecured Debt Securities and will be limited in aggregate principal amount to $300,000,000. The 2004 Notes will mature on August 1, 2004 and will accrue interest from July 27, 1999 at a rate of 6.55%.

2009 Notes

      The 2009 Notes will constitute an additional series of unsecured Debt Securities and will be limited in aggregate principal amount to $350,000,000. The 2009 Notes will mature on August 1, 2009 and will accrue interest from July 27, 1999 at a rate of 6.95%.

2029 Debentures

      The 2029 Debentures will constitute an additional series of unsecured Debt Securities and will be limited in aggregate principal amount to $650,000,000. The 2029 Debentures will mature on August 1, 2029 and will accrue interest from July 27, 1999 at a rate of 7.45%.

      All the Notes and Debentures will be issued as senior unsecured general obligations of Albertson's in an aggregate principal amount of $1,300,000,000 and will rank equally with all of Albertson's other senior unsecured indebtedness. The covenant provisions of the Indenture described under the caption "Description of Debt Securities -- Certain Covenants of Albertson's" in the accompanying prospectus will apply to the Notes and Debentures. The Notes and Debentures will be issued only in book-entry form through the facilities of The Depository Trust Company ("DTC" or the "Depositary", which term includes any successor depositary), Euroclear and Cedelbank and in denominations of $1,000 and integral multiples of $1,000. See "Description of Book-Entry System" below.

Semi-Annual Payments

      Interest on each series of Notes and Debentures will be payable semi-annually on February 1 and August 1 of each year (each, an "Interest Payment Date"), commencing February 1, 2000, at the respective rate set forth on the cover page of this prospectus supplement, to the persons in whose names the Notes and Debentures are registered on the January 15 or July 15, respectively, preceding the applicable Interest Payment Date.

      The amount of interest payable for any period will be computed on the basis of twelve 30-day months and a 360-day year and, for any period shorter than a full six-month interest period, on the basis of the actual number of days elapsed in that period. If any Interest Payment Date is not a Business Day, then payment of the amount payable on that date will be made on the next succeeding day that is a Business Day with the same force and effect as if made on the Interest Payment Date, and no interest will accrue for the period from and after the Interest Payment Date. The term "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in the state of New York are authorized or obligated by law, regulation or executive order to close.

Optional Redemption

      Albertson's may redeem all or any part of any series of Notes or Debentures at any time at a price equal to the greater of:

- 100% of the principal amount of the Notes or Debentures to be redeemed; and

- an amount, as determined by the Quotation Agent, equal to the sum of the present values of the remaining scheduled payments of principal and interest on the Notes or Debentures to be redeemed (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year comprised of twelve 30-day months) at the Adjusted Treasury Rate plus 15 basis points in the case of the 2004 Notes, 15 basis points in the case of the 2009 Notes, and 20 basis points in the case of the 2029 Debentures, plus, in each case, accrued and unpaid interest to the redemption date; provided, however, that with respect to interest payments that are due on or prior to the relevant redemption date, Albertson's will make payments of interest to the record holders of the relevant Notes or Debentures at the close of business on the relevant regular record date.

      "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

      "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes or Debentures of the applicable series to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of that series of Notes or Debentures.

      "Comparable Treasury Price" means, with respect to any redemption date,
(1) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than three Reference Treasury Dealer Quotations for that redemption date, the average of the Reference Treasury Dealer Quotations obtained, as determined by the Quotation Agent.

      "Quotation Agent" means the Reference Treasury Dealer appointed by Albertson's.

      "Reference Treasury Dealer" means (1) Goldman, Sachs & Co. or its successors; provided, however, that if any of them ceases to be a primary U.S. government securities dealer in New York City (a "Primary Treasury Dealer"), Albertson's will substitute for it another Primary Treasury Dealer, and (2) any other Primary Treasury Dealers(s) selected by Albertson's.

      "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding that redemption date.

      At least 30 days but not more than 60 days before the relevant redemption date, Albertson's will send notice of redemption to each holder of Notes or Debentures to be redeemed. If less than all of the Notes or Debentures of any series are to be redeemed, the Trustee will select, by such method as it will deem fair and appropriate, the Notes or

Debentures to be redeemed in whole or in part.

      Unless Albertson's defaults in payment of the redemption price, no interest will accrue on the Notes or Debentures called for redemption for the period from and after the redemption date.

      The Notes and Debentures will not be entitled to any sinking fund.

Defeasance

      The defeasance and covenant defeasance provisions of the Indenture described under the caption "Description of Debt Securities -- Defeasance and Covenant Defeasance" in the accompanying prospectus will apply to the Notes and Debentures.

Structural Subordination

      Albertson's rights as the sole stockholder of American Stores to the assets, income and cash flow of American Stores are subject to the prior claims of American Stores creditors, which include holders of long term debt and trade creditors of American Stores. Accordingly, the claims of holders of Notes and Debentures as creditors of Albertson's will be effectively subordinated to the claims of American Stores creditors.

Form of the Notes and Debentures

      The Notes and Debentures will be represented by one or more global securities in registered form, without coupons (the "Global Securities") which have been issued in each case in a denomination equal to the outstanding principal amount of Notes and Debentures represented thereby. The Global Securities will be deposited with the trustee, as described below under "-- Description of Book-Entry System."

Description of Book-Entry System

General

      The Global Securities will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. as nominee of DTC, for credit to the accounts of DTC participants and indirect participants, including Euroclear and Cedelbank. Upon issuance of the Notes and Debentures, DTC, Euroclear or Cedelbank, as the case may be, will credit on its book-entry registration and transfer system the participants' accounts with the respective interests owned by such participants (the "Book-Entry Interests"). Ownership of Book-Entry Interests is shown on, and the transfer of such interests will be effected only through, records maintained by DTC, Euroclear or Cedelbank and, with respect to interests of indirect participants, their respective participants. The laws of some countries and some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge the Book-Entry Interests.

      All interests in the Notes and Debentures, including those held through Euroclear or Cedelbank, will be subject to the procedures and requirements of DTC. Those interests, if held through Euroclear or Cedelbank, will also be subject to the procedures and requirements of such systems.

      So long as DTC, or its nominee, is the registered holder of the Global Securities, such party will be considered the sole holder of such Global Securities for all purposes under the Indenture. Participants or indirect participants are not entitled to have Notes, Debentures or Book-Entry Interests registered in their names, will not receive or be entitled to receive physical delivery of Notes, Debentures or Book-Entry Interests in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a Book-Entry Interest must rely on the procedures of DTC, Euroclear or Cedelbank, as the case may be, and, if such person is not a participant in DTC, Euroclear or Cedelbank, on the procedures of the participant in DTC, Euroclear or Cedelbank through which such person owns its interest, to exercise any rights and remedies of a holder under the Indenture. See "-- Action by Owners of Book-Entry Interests" below. The certificated depositary interest held by DTC may not be transferred except as a whole by

DTC to its nominee or by its nominee to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

Payments on the Global Securities

      Payments of any amounts owing in respect of the Global Securities will be made through one or more paying agents (the "Paying Agents") appointed under the Indenture (which initially will include the trustee) to DTC, as the holder of the Global Securities. Payment to or to the order of the holder of the Global Securities shall discharge Albertson's payment obligations in respect of the Notes or Debentures represented thereby. Upon receipt of any such amounts, DTC should distribute such payments to its respective participants. Payments of all such amounts will be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature except as may be required by law. If withholding for taxes is required by law, such withholding will occur in accordance with applicable law.

      Under the provisions of the Indenture, the holder of the Global Securities is treated as the owner of the Notes or the Debentures, as the case may be, represented thereby, and Albertson's has no responsibility or liability for the payment of amounts owing in respect of the depositary interests held by DTC to owners of Book-Entry Interests that represent interests in the Global Securities. Payments by DTC participants or by Euroclear or Cedelbank participants to owners of Book-Entry Interests held through such participants are the responsibility of such participants as is the case with securities held for the account of customers in bearer form or registered in "street name".

      None of Albertson's, the Trustee or any agent of Albertson's or the Trustee have any responsibility or liability for any aspect of the records relating to or payments made on account of Book-Entry Interests or for maintaining, supervising or reviewing any records relating to such Book-Entry Interests.

Information Concerning DTC, Euroclear and Cedelbank

      Albertson's understands as follows with respect to DTC: DTC is a limited purpose trust issuer organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations (including Euroclear or Cedelbank) and certain other organizations, some of whom (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, broker-dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      Albertson's understands as follows with respect to Euroclear and
Cedelbank: Euroclear and Cedelbank each hold securities for their account holders and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders, thereby eliminating the need for physical movements of certificates and any risk from lack of simultaneous transfers of securities.

      Euroclear and Cedelbank each provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Cedelbank each also deal with domestic securities markets in several countries through established depository and custodial relationships. The respective systems of Euroclear and Cedelbank have established an electronic bridge between their two systems across which their respective account holders may settle trades with each other.

      Account holders in both Euroclear and Cedelbank are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to both Euroclear and Cedelbank is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

      An account holder's overall contractual relations with either Euroclear or Cedelbank are governed by the respective rules and operating procedures of Euroclear or Cedelbank and any applicable laws. Both Euroclear and Cedelbank act under such rules and operating procedures only on behalf of their respective account holders, and have no record of or relationship with persons holding through their respective account holders.

      Because DTC, Euroclear and Cedelbank can act only on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of an owner of a Book-Entry Interest to pledge such interest to persons or entities that do not participate in the DTC, Euroclear or Cedelbank systems, or otherwise take actions in respect of such interest, may be limited by the lack of a definitive certificate for such interest. The laws of some countries and some states in the United States require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer Book-Entry Interests to such persons may be limited. In addition, beneficial owners of Book-Entry Interests through DTC, Euroclear or Cedelbank will receive distributions attributable to the Global Securities only through DTC, Euroclear or Cedelbank participants.

      Albertson's understands that under existing industry practices, if either Albertson's or the Trustee requests any action of holders of Notes or Debentures or if an owner of a Book-Entry Interest desires to give instructions or take any action that a holder is entitled to give or take under the Indenture, DTC would authorize their respective participants owning the relevant Book-Entry Interests to give instructions or take such action, and such participants would authorize indirect participants to give instructions or take such action or would otherwise act upon the instructions of such indirect participants.

Transfers

      All transfers of Book-Entry Interests are recorded in accordance with the book-entry system maintained by DTC pursuant to customary procedures established by DTC and its participants.

Action By Owners of Book-Entry Interests

      As soon as practicable after receipt by the Trustee of notice of any solicitation of consents or request for a waiver or other action by the holders of Notes or Debentures, the Trustee will send to DTC a notice containing (a) such information as is contained in such notice received by the Trustee, (b) a statement that at the close of business on a specified record date DTC will be entitled to instruct the Trustee as to the consent, waiver or other action, if any, pertaining to such Notes or Debentures, as the case may be, and (c) a statement as to the manner in which such instructions may be given. In addition, the Trustee will forward to DTC or, based upon instructions received from DTC, to owners of Book-Entry Interests, all materials pertaining to any such solicitation, request, offer or other action. Upon the written request of DTC the Trustee shall endeavor insofar as practicable to take such action regarding the requested consent, waiver, offer or other action in respect of such Notes or Debentures, as the case may be, in accordance with any instructions set forth in such request. DTC may grant proxies or otherwise authorize their respective participants, or persons owning Book-Entry Interests through their respective participants, to provide such instructions to the Trustee so that it may exercise any rights of a holder or take any other actions which a holder is entitled to take under the Indenture. The Trustee will not exercise any discretion in the granting of consents or waivers or the taking of any other action relating to the Indenture.

Reports

      The Trustee will immediately send to DTC a copy of any notices, reports and other communications received relating to Albertson's, the Notes or Debentures or the Book-Entry Interests.

Settlement

      Any secondary market trading activity in the Book-Entry Interests is expected to occur through the Participants of DTC, Euroclear and Cedelbank, and the securities custody accounts of investors will be credited with their holdings against payment in same-day funds on the settlement date.

Clearance Through Cedelbank and Euroclear

      Listed below is the Cedelbank and Euroclear common code, ISIN and CUSIP number of each of the series of Notes and Debentures.

                       Euroclear/
                         Cedel
                         Common
                          Code         ISIN          CUSIP
                       ----------   -----------   -----------
2004 Notes...........  010034094    US013104AD60  013104 AD 6
2009 Notes...........  010034116    US013104AE44  013104 AE 4
2029 Debentures......  010034124    US013104AF19  013104 AF 1

                                  UNDERWRITING

     Albertson's and the underwriters for the offering named below have entered into an underwriting agreement and a pricing agreement with respect to the Notes and Debentures. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of Notes and Debentures indicated in the following table.

                                     Principal Amount   Principal Amount    Principal Amount
           Underwriters               of 2004 Notes      of 2009 Notes     of 2029 Debentures
           ------------              ----------------   ----------------   ------------------
Goldman, Sachs & Co................    $163,500,000       $190,750,000        $354,250,000
Merrill Lynch, Pierce, Fenner &
  Smith, Incorporated..............      40,500,000         47,250,000          87,750,000
Banc of America Securities LLC.....      16,500,000         19,250,000          35,750,000
Banc One Capital Markets, Inc......      16,500,000         19,250,000          35,750,000
Chase Securities Inc. .............      16,500,000         19,250,000          35,750,000
Deutsche Bank Securities Inc. .....      16,500,000         19,250,000          35,750,000
Salomon Smith Barney Inc. .........      16,500,000         19,250,000          35,750,000
The Williams Capital Group,
  L.P. ............................      13,500,000         15,750,000          29,250,000
                                       ------------       ------------        ------------
          Total....................    $300,000,000       $350,000,000        $650,000,000
                                       ============       ============        ============

                             ----------------------

      Notes and Debentures sold by the underwriters to the public will initially be offered at the initial public offering prices set forth on the cover of this prospectus supplement. Any Notes and Debentures sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.35%, 0.40% and 0.50% of the principal amount of the 2004 Notes, 2009 Notes and 2029 Debentures, respectively. Any such securities dealers may resell any Notes and Debentures purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25%, 0.25%, and 0.25% of the principal amount of the 2004 Notes, 2009 Notes and 2029 Debentures, respectively. If all the Notes and Debentures are not sold at the initial offering prices, the Underwriters may change the offering prices and the other selling terms.

      The Notes and Debentures are new issues of securities with no established trading market. Albertson's has been advised by the underwriters that the underwriters intend to make a market in the Notes and Debentures, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes and Debentures.

      In connection with the offering, the underwriters may purchase and sell the Notes or Debentures in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater aggregate principal amount of Notes or Debentures than they are required to purchase from Albertson's in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes or the Debentures while the offering is in progress.

      The Underwriters may also impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased Notes or Debentures sold by or for the account of that Underwriter in stabilizing or short covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market prices of the Notes and Debentures. As a result, the prices of the Notes and Debentures may be higher than the prices that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

      Certain of the underwriters or their affiliates from time to time have been, and certain of them continue to be, commercial lenders to Albertson's and have performed, and certain of them continue to perform, various commercial banking and investment banking services for Albertson's, for which customary compensation has been received. In particular, as of the date of this prospectus supplement, affiliates of Chase Securities Inc., Banc of America Securities LLC and Banc One Capital Markets, Inc. are serving as lead agent banks for Albertson's $1.5 billion revolving credit facility.

      Albertson's estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $200,000.

      Albertson's has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

      Certain legal matters relating to the validity of the Notes and Debentures will be passed upon for Albertson's by Thomas R. Saldin, Esq., Executive Vice President and General Counsel of Albertson's, and for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

      The supplemental consolidated financial statements of the Company and its consolidated subsidiaries, except American Stores Company, as of January 28, 1999, January 29, 1998, and January 30, 1997, and for each of three years in the period ended January 28, 1999 incorporated by reference in this prospectus from the Company's 8-K dated July 15, 1999 have been audited by Deloitte & Touche LLP as stated in their report, which is incorporated herein by reference. The consolidated financial statements of American Stores Company and subsidiaries (consolidated with those of the Company) not presented separately herein have been audited by Ernst & Young LLP, as stated in their report incorporated by reference herein. Such financial statements of the Company and its consolidated subsidiaries are incorporated by reference herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. Both of the foregoing firms are independent auditors.

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     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or to buy only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             ----------------------

                               TABLE OF CONTENTS

                                           Page
                                           ----
             Prospectus Supplement

Forward-Looking Statements...............   S-2
The Company..............................   S-2
Use of Proceeds..........................   S-5
Capitalization...........................   S-6
Selected Consolidated Financial Data.....   S-7
Description of Notes and Debentures......   S-8
Underwriting.............................  S-14
Legal Matters............................  S-15
Experts..................................  S-15

                  Prospectus

About This Prospectus....................     2
Where You Can Find More Information......     2
Albertson's, Inc. .......................     3
Use of Proceeds..........................     3
Ratio of Earnings to Fixed Charges.......     4
Description of Debt Securities...........     4
Plan of Distribution.....................    15
Legal Opinions...........................    17
Experts..................................    17

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                                 $1,300,000,000
                               ALBERTSON'S, INC.
                                  $300,000,000
                          6.55% Senior Notes due 2004
                                  $350,000,000
                          6.95% Senior Notes due 2009
                                  $650,000,000
                        7.45% Senior Debentures due 2029
                             ----------------------
                                      LOGO
                             ----------------------
                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                         BANC OF AMERICA SECURITIES LLC
                         BANC ONE CAPITAL MARKETS, INC.
                             CHASE SECURITIES INC.
                           DEUTSCHE BANC ALEX. BROWN
                              SALOMON SMITH BARNEY
                        THE WILLIAMS CAPITAL GROUP, L.P.

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